UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16

UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: March 31, 2008

Commission File Number 1-32591

SEASPAN CORPORATION

(Exact name of Registrant as specified in its Charter)

Unit 2, 7th Floor, Bupa Centre,

141 Connaught Road West,

Hong Kong

China

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F  ☒    Form 40-F  ☐

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-I Rule 101 (b)(1).]

Yes  ☐    No  ☒

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7).]

Yes  ☐    No  ☒

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

Summary of the $235.3 Million Credit Agreement

On March 31, 2008, Seaspan Corporation (the “Company”) entered into a credit agreement with Sumitomo Mitsui Banking Corporation as mandated lead arranger, Sumitomo Mitsui Banking Corporation, Brussels Branch as original lender, Sumitomo Mitsui Banking Corporation Europe Limited as security trustee and Sumitomo Mitsui Banking Corporation, Brussels Branch as facility agent for a term loan facility in the maximum aggregate amount of $235.3 million. The facility is partially insured by the Korea Export Insurance Corporation (“KEIC”), and Sumitomo Mitsui Banking Corporation, Brussels Branch is acting as an agent for KEIC with respect to the facility.

The proceeds of the facility may be used by the Company to partially finance the construction, acquisition and vessel delivered costs (as defined in the credit agreement) of two of the Company’s 13100 TEU vessels, one to be constructed by Hyundai Heavy Industries Co., Ltd. with Hull No. 2179 and the other to be constructed by Hyundai Samho Heavy Industries Co., Ltd. with Hull No. S454 (each a “Vessel” and together, the “Vessels”).

The final maturity date for the facility is the earlier of the twelfth anniversary of the delivery date of the last Vessel delivered and February 6, 2024. The Company’s obligations under the credit agreement will be secured by, among other things, assignments of ship building contracts and refund guarantees for the Vessels, assignments of time charters and earnings for the Vessels, assignments of insurances for the Vessels, mortgages of the Vessels and an assignment of a management agreement for the Vessels.

Under the facility, the Company may borrow up to the lesser of $235.3 million and 65% of the vessel delivered costs (as defined in the credit agreement) and on an individual Vessel basis, the lesser of $117.65 million and 65% of the vessel delivered costs for that Vessel provided that amounts borrowed in respect of vessel delivered costs that are not covered by the amount of the refund guarantees for the Vessels may not exceed $1.5 million per Vessel except that it may be increased to an amount of up to $2.5 million per Vessel with the consent of the facility agent.

Beginning six months from the actual delivery date of the last delivered Vessel securing the facility, the amount borrowed with respect to that Vessel will be reduced in 24 semi-annual payments of $2,693,750 until the maturity date. A final repayment of $53.0 million of the amount borrowed with respect to that Vessel is required upon the final maturity date.

The Company may prepay all loans without penalty, other than breakage costs in certain circumstances. No amounts prepaid under the credit agreement may be re-borrowed. The Company will be required to prepay a portion of the outstanding loans in certain circumstances, including the sale or loss of a Vessel or the cancellation of a ship building contract where the Company elects not to substitute another vessel within the time period and on the terms set out in the credit agreement or if the KEIC insurance policies (the “KEIC Insurance”) cease to be valid or enforceable in any material respect other than in certain circumstances.

The credit agreement requires payment of interest on the outstanding loans at a rate calculated as LIBOR plus 0.4% per annum on the portion of the facility covered by the KEIC Insurance and LIBOR plus 1.0% per annum on the portion of the facility that is not covered by the KEIC Insurance. The credit agreement also requires payment of a commitment fee of 0.35% per annum calculated on the undrawn, uncancelled portion of the facility. Prior to delivery of a Vessel, interest and commitment fees associated with the loans for a Vessel may be capitalized and added to the outstanding loans.

In addition to the security granted by the Company to secure the facility, the Company is also subject to other customary conditions precedent before it may borrow under the facility including, but not limited to, that no event of default is outstanding and that there has been no material adverse change in the ability of the Company to make all required payments under the credit agreement. The credit agreement contains various covenants limiting the Company’s ability to, among other things:

•	allow liens to be placed on the collateral securing the facility;

•	enter into mergers with other entities;

•	conduct material transactions with affiliates; or

•	change the flag, class or management of the collateral vessels.

The credit agreement also contains certain financial covenants including, but not limited to, those that require the Company to maintain:

•	a tangible net worth in excess of $450.0 million;

•	cash on hand and cash equivalents of $25.0 million if at any time more than 50% of the Vessels are subject to time charters having a remaining term of one year or less;

•	a net interest coverage ratio of greater than 2.50 to 1.00; and

•	an interest and principal coverage ratio greater than or equal to 1.1 to 1.0.

The credit agreement contains customary events of default including, but not limited to, non-payment of principal or interest, breach of covenants, material inaccuracy of representations, default under other material indebtedness and bankruptcy.

On March 31, 2008, the Company also entered into two vessel management agreements with Seaspan Management Services Limited (the “Manager”), Seaspan Advisory Services Limited, Seaspan Ship Management Ltd. and Seaspan Crew Management Ltd., each to provide technical services for two of the Company’s 13100 TEU vessels. One of the management agreements is in respect of the Vessels and the other is for two other 13100 TEU vessels with Hull Nos. 2178 and S453 to be constructed by Hyundai Heavy Industries Co., Ltd. and Hyundai Samho Heavy Industries Co., Ltd., respectively. Upon delivery, all four vessels will be chartered to COSCON.

The terms of each management agreement are substantially similar to those of the Company’s other management agreements with respect to the technical services and services related to pre-delivery matters. Under the management agreements, the Manager will provide technical ship management and pre-delivery services for the vessels, including managing day-to-day vessel operations, arranging general vessel maintenance, ensuring regulatory compliance and compliance with the law of the flag of each vessel and of the places where the vessel trades, ensuring classification society compliance, supervising the maintenance and general efficiency of vessels, arranging the hire of qualified officers and crew, training, transportation, compensation and insurance of the crew (including processing all claims), arranging normally scheduled dry-docking and general and routine repairs, arranging insurance for the vessels (including marine hull and machinery insurance, protection and indemnity insurance and risks and crew insurance), purchasing stores, supplies, spares, lubricating oil and making maintenance capital expenditures for the vessels, appointing supervisors and technical consultants, providing technical support, shoreside support and attending to all other technical matters necessary to run the vessels.

Under the management agreements, the Company will pay an initial technical service fee of $6,750 per vessel per day to the Manager for the management of each vessel once the relevant vessel is delivered. These fees will remain in effect until December 31, 2008 and will thereafter be adjusted every three years. The management agreements will expire on December 31, 2025, unless renewed or terminated earlier pursuant to its terms.

The description of the credit agreement and the facility are qualified in their entirety by reference to the credit agreement, the form of which is incorporated by reference herein and included as Exhibit 99.1 hereto. The description of the management agreements are qualified in their entirety by reference to the managements agreements, the forms of which are incorporated by reference herein and included as Exhibit 99.2 and Exhibit 99.3 hereto.

Item 1 – Information Contained in this Form 6-K Report

The following documents are filed with reference to and hereby incorporated by reference into this report on Form 6-K. This
6-K and the following documents are filed with reference to and hereby incorporated by reference into the Registration Statement, filed with the Securities and Exchange Commission on April 18, 2007 on Form F-3 (Registration No. 333-142195) of Seaspan Corporation.

99.1	Credit Facility Agreement – US$235,300,000 Credit Facility Agreement dated March 31, 2008 for Seaspan Corporation as borrower, Sumitomo Mitsui Banking Corporation as mandated lead arranger, Sumitomo Banking Corporation, Brussels Branch as original lender, Sumitomo Mitsui Banking Corporation Europe Limited as security trustee, Sumitomo Mitsui Banking Corporation, Brussels Branch as facility agent and Sumitomo Mitsui Banking Corporation, Brussels Branch as agent for the finance parties under the KEIC policies.

99.2	Vessel Management Agreement - Two 13100 TEU Vessels with Hull No. 2178 and Hull No. S453 built by Hyundai Heavy Industries Co., Ltd. and Hyundai Samho Heavy Industries Co., Ltd. and chartered to COSCO Container Lines Co., Ltd. dated as of the 31st day of March, 2008 among Seaspan Corporation, Seaspan Management Services Limited, Seaspan Advisory Services Limited, Seaspan Ship Management Ltd. and Seaspan Crew Management Ltd.

99.3	Vessel Management Agreement - Two 13100 TEU Vessels with Hull No. 2179 and Hull No. S454 built by Hyundai Heavy Industries Co., Ltd. and Hyundai Samho Heavy Industries Co., Ltd. and chartered to COSCO Container Lines Co., Ltd. dated as of the 31st day of March, 2008 among Seaspan Corporation, Seaspan Management Services Limited, Seaspan Advisory Services Limited, Seaspan Ship Management Ltd. and Seaspan Crew Management Ltd.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEASPAN CORPORATION

Date: April 4, 2008	By:	/s/ Sai W. Chu
Sai W. Chu
Chief Financial Officer